[Letterhead of Steel Dynamics, Inc.]

March 6, 2006

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 7010

Washington, D.C.  20549

Attention: Mr. Andrew P. Schoeffler, Staff Attorney

RE	Staff Comments Regarding Steel Dynamics, Inc.’s Amendment No. 1 to Registration Statement on Form S-4 filed February 24, 2006
File No. 333-131100
SEC File No. 0-21719

Dear Mr. Schoeffler:

On behalf of the Registrant, Steel Dynamics, Inc., I am pleased to provide the following responses to Staff’s letter of comment dated February 28, 2006, with respect to Registrant’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-131100), filed February 24, 2006.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the letter of comment, the text of which is copied below in bold for your reference.  All page numbers refer to the page numbers contained in the referenced filing.

Registration Statement on Form S-4

General

1.                                      We note your response to comment 1 of our letter dated February 10, 2006.  Given that the registration statement appears to include the proxy statement / prospectus that will be sent to the shareholders of Roanoke Electric Steel, it is not clear why you did not consider the significance of the transaction to Roanoke Electric Steel in determining whether pro forma financial information should be provided.  Please further advise how you determined pro forma financial information was not required pursuant to Article 11 of Regulation S-X, or provide the appropriate pro forma financial information.

The registration statement includes the proxy statement to be sent to the shareholders of Roanoke Electric Steel.  They will vote on this transaction, with this vote in effect being an investment decision to acquire Steel Dynamics stock.  Steel Dynamics will be acquiring Roanoke Electric Steel in the transaction and

Roanoke Electric Steel shareholders will receive Steel Dynamics stock and cash in exchange for their Roanoke Electric Steel stock if the transaction is consummated.

While the proposed transaction is important to Roanoke Electric Steel shareholders because, if the transaction is consummated, they will become shareholders of Steel Dynamics, that fact, standing alone, does not require pro forma financial statements in the proxy statement to be sent to the Roanoke Electric Steel shareholders.

Item 5 of Form S-4 provides for pro forma financial information when it is required under Article 11 of Regulation S-X.  In this type of situation, Regulation S-X addresses the necessity of pro forma financial information by examining the level of “significance” of the transaction to the acquiror.  This is because the target shareholders will be receiving stock in the acquiring company.  If a material change is not going to take place with respect to the acquiror as a result of the transaction, then pro formas are not required.  Regulation S-X makes this determination by reference to whether the target (Roanoke Electric Steel) would be a significant subsidiary of the acquiror (Steel Dynamics) after the completion of the transaction.  Under the applicable provisions of Regulation S-X, pro formas as to Steel Dynamics would be required if Roanoke Electric Steel were a significant subsidiary of Steel Dynamics after the transaction.

Our letter of February 21, 2006 outlines the calculations and analysis under Regulation S-X demonstrating that Roanoke Electric Steel would not be a significant subsidiary of Steel Dynamics.

Moreover, Steel Dynamics and Roanoke Electric Steel are even in the same business, so that the general nature of the Roanoke Electric Steel shareholders’ interest in a steel business will continue and such shareholders do not need to consider an investment in a wholly different industry.

This result is consistent with the pro forma requirements if Steel Dynamics were to engage in a public offering for cash.  Thus, if Steel Dynamics were proceeding with a hypothetical public offering of its shares for cash, simultaneously with the merger proxy solicitation of the Roanoke Electric Steel shareholders, essentially the same Regulation S-X rules would apply.  Under those circumstances, pro forma financial information for Steel Dynamics with Roanoke Electric Steel would only be required if Roanoke Electric Steel were a significant subsidiary of Steel Dynamics under the Regulation S-X tests.  In this merger, Steel Dynamics is offering shares of its common stock and cash in exchange for shares of Roanoke Electric Steel common stock rather than solely for cash.  In both cases, significance is determined in relation to Steel Dynamics, since it is Steel Dynamics stock that will be received by the purchasers in the hypothetical offering and by Roanoke Electric Steel shareholders in the merger.

Determining the Steel Dynamics pro forma requirement solely in terms of the significance of the transaction to Roanoke Electric Steel is not indicated by either the accounting literature or the practice in these types of transactions.  The accounting literature makes the judgment that at certain thresholds (as outlined in our prior letter) the change to the offeror’s stock is material and requires pro formas.  To require pro formas where these tests are not met would have unintended and anomalous results.  First, pro formas would then be required in all merger transactions involving public companies with all-stock or part-stock consideration, but not in public offerings by public companies, even where an immaterial acquisition was in process.  Second, pro formas would be required regardless of the size of the target.  For example, even if the target represented 1% (or even .1%) of the combined revenue, pro formas would be required.  However, the accounting literature and Regulation S-X specifies the thresholds at which the change to the offeror’s business brought about by the acquisition is significant so as to implicate the pro forma requirements.  The acquisition of Roanoke Electric Steel does not meet these tests and so we believe no pro forma financial statements are required to be included in the proxy statement.

2.                                      The disclosure regarding counsel’s opinion on pages 5 and 65 is confusing.  Please revise to state that counsel opines that the merger is a reorganization within the meaning of Section 368(a).

We have revised the disclosure on pages 5 and 65 to clarify the disclosure regarding counsel’s opinion.

The Merger Agreement, page 70

3.                                      We note your response to comment 16 of our letter dated February 10, 2006 and reissue the comment.  In this regard, we note that the stockholders are entitled to rely solely on your disclosure without reference to the merger agreement.

We have deleted the third sentence in the first paragraph on page 70.

Exhibit 23

4.                                      Please make arrangements with Ernst & Young LLP and KPMG LLP to refer to the Form S-4, as amended.

The consents of Ernst & Young LLP and KPMG LLP filed as Exhibits 23.1 and 23.3 to Amendment No. 2 refer to the Form S-4, as amended.

Thank you very much for your prompt attention to this response.  If you or any other member of the Staff has any further questions or comments concerning these responses, please telephone our legal counsel, Robert S. Walters, at 260.423.8905.

Very truly yours,

Steel Dynamics, Inc.

/s/ Gary Heasley

Gary Heasley

Chief Financial Officer